AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Final Amendment)

Carlyle AlpInvest Private Markets Fund

(Name of Subject Company (Issuer))

Carlyle AlpInvest Private Markets Fund

(Name of Filing Person (Issuer))

Class A Shares

(Title of Class of Securities)

14308H102

(CUSIP Number of class of securities)

Class W Shares

(Title of Class of Securities)

14308H300

(CUSIP Number of class of securities)

Class I Shares

(Title of Class of Securities)

14308H201

(CUSIP Number of class of securities)

Class X Shares

(Title of Class of Securities)

14308H409

(CUSIP Number of class of securities)

Cameron Fairall

AlpInvest Private Equity Investment Management, LLC

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

April 29, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

Item 1 through Item 9 and Item 11

This Amendment No. 1 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 29, 2026 by Carlyle AlpInvest Private Markets Fund, a Delaware statutory trust (the “Fund”), in connection with an offer by the Fund (the “Offer”) to repurchase its shares of beneficial interest (the “Shares”) in an amount up to 5% of the total net assets of the Fund that are tendered and not withdrawn by shareholders of the Fund at a price equal to the net asset value per Class A Share, per Class W share, per Class I Share, and per Class X Share, respectively, as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Repurchase Shares of Beneficial Interest, dated April 29, 2026 (the “Offer to Repurchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

1.	The Offer expired at 11:59 p.m., Eastern Time, on May 29, 2026.

2.	422,364.49 Class A Shares and 2,284,025.79 Class I Shares were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer. No Class W Shares or Class X Shares were tendered.

3.	Total payment by the Fund is expected to be $6,952,119.60 for Class A Shares and $38,211,751.56 for Class I Shares, reflecting the cumulative amount payable by the Fund based on the net asset value per each respective class of Shares as of June 30, 2026, minus any early repurchase fee and the total amount retained pursuant to the Fund’s 5% “hold back” (the “Post Audit Payment”). The payment was made on August 5, 2026. The Post-Audit Payment, if any, will be made promptly after completion of the Fund’s audit for the fiscal year ending March 31, 2027.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Repurchase and the Letter of Transmittal remains unchanged, and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Letter of Transmittal.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlyle AlpInvest Private Markets Fund

By:	/s/ Joseph O’Connor
Name:	Joseph O’Connor
Title:	President

Dated as of August 19, 2026